FP: truCrowd

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500**	**$10,000**	**$9,200**
Maximum Amount	**267,500**	**$1,070,000.00**	**$984,400.00**

THE COMPANY

1. Name of issuer: HighRes Labs, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Qiliang Wang, PhD
Dates of Board Service:	06/01/2020 - Present
Principal Occupation:	Lab Director
Employer:	HighRes Labs
Dates of Service:	06/01/2020 - Present
Employer's principal business:	CBD/Hemp/Medical Marijuana testing
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	CEO
Dates of Service:	06/01/2020 - Present

HIGHRES LABS
OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Alabastron Technologies
Employer's principal business:	Industrial IoT service
Title:	President
Dates of Service:	02/05/2019 - Present
Responsibilities:	Technology and operation
Employer:	CB Solutions
Employer's principal business:	Speciality chemicals for oil industries
Title:	Principal consultant
Dates of Service:	05/01/2018 - 12/31/2019
Responsibilities:	Technology and service
Employer:	GE
Employer's principal business:	Oil & Gas Service
Title:	Lead Research Engineer
Dates of Service:	04/30/2014 - 11/15/2017
Responsibilities:	Technology

Name:	Lynn Taggart, MBA
Dates of Board Service:	07/01/20 - Present
Principal Occupation:	Chief Marketing Officer
Employer:	HighRes Labs
Dates of Service:	07/01/2020 - Present
Employer's principal business:	CBD/Hemp/Medical Marijuana testing
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Chief Marketing Officer
Dates of Service:	07/01/2020 - Present

FP: truCrowd

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Baker Hughes
Employer's principal business:	Oil & Gas Services
Title:	Commercial Technology Leader
Dates of Service:	10/29/2018 - 5/18/2020
Responsibilities:	Development and marketing of innovative new products/services
Employer:	Devon Energy
Employer's principal business:	Oil and Gas Production
Title:	Senior Production Engineer
Dates of Service:	6/1/2012 - 4/16/2018
Responsibilities:	Identify new, innovative oilfield

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Qiliang Wang, PhD
Title:	Chief Executive Officer
Dates of Service:	06/01/2020 - Present
Responsibilities:	Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with company
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Alabastron Technologies
Employer's principal business:	Industrial IoT service
Title:	President
Dates of Service:	02/05/2019 - Present

HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

Responsibilities:	Technology and operation
Employer:	CB Solutions
Employer's principal business:	Speciality chemicals for oil industries
Title:	Principal consultant
Dates of Service:	05/01/2018 - 12/31/2019
Responsibilities:	Technology and service
Employer:	GE
Employer's principal business:	Oil & Gas Service
Title:	Lead Research Engineer
Dates of Service:	04/30/2014 - 11/15/2017
Responsibilities:	Technology

Name:	Lynn Taggart, MBA
Title:	Chief Marketing Officer
Dates of Service:	07/01/2020 - Present
Responsibilities:	Marketing
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with company
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Baker Hughes
Employer's principal business:	Oil & Gas Services
Title:	Commercial Technology Leader
Dates of Service:	10/29/2018 - 5/18/2020
Responsibilities:	Development and marketing of
	Innovative new products/services
Employer:	Devon Energy
Employer's principal business:	Oil and Gas Production

HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

Title:	Senior Production Engineer
Dates of Service:	6/1/2012 - 4/16/2018
Responsibilities:	Identify new, innovative oilfield
	product/services to boost profitability

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Qiliang Wang	712,000 Class A Preferred	79%
Rick Jones	178,000 Class A Preferred	20%

.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.



HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500**	**$10,000**	**$9,200**
Maximum Amount	**267,500**	**$1,070,000.00**	**$984,400.00**

Executive summary

HighRes Labs is a testing facility originating in Oklahoma that will specialize in the analysis of CBD, hemp and medical marijuana (MMJ) and their related products. It is our mission to provide fast, accurate testing to the CBD, hemp and MMJ supply chain using modern technologies and highly trained professionals. Our leadership team is composed of a degreed Chemist with a PhD in engineering, a successful entrepreneur investor, and a marketing executive with an MBA. HighRes Labs will begin operations in CBD testing, then complete our ISO-17025 certification and, after obtaining our Oklahoma Medical Marijuana Authority (OMMA) license, will begin testing MMJ and MMJ products. As the State's MMJ industry skyrockets from $350 million in 2019 to a projected $1+ billion in 2022, the ancillary testing industry will triple along with it as demand for testing accelerates. While we solidify our operations and achieve financial stability, we will strive to open additional labs in surrounding states with growing CBD or MMJ markets.

Company description

CBD was nationally legalized in 2018, and medical marijuana was legalized in Oklahoma the same year. The growth in both has been unexpectedly high, attracting an educated, affluent consumer who wants safe products and transparency in potency components. The only way to be certain of both is to test samples using sensitive, expensive equipment. For MMJ, testing is state mandated and products cannot move into the supply chain without a passing grade from a licensed third party lab. When MMJ was first legalized in





OFFERING STATEMENT

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500**	**$10,000**	**$9,200**
Maximum Amount	**267,500**	**$1,070,000.00**	**$984,400.00**

HIGHRES LABS

Oklahoma, many labs converted from medical or oilfield water testing to meet the demand. While it was easy at first to achieve an OMMA license, certification requirements have tightened over time and many labs will not be able to satisfy the new regulations. In addition, some of the labs are slow and use old transaction recording methods which create bottlenecks. HighRes Labs will use fast, cloud based software to streamline procedures and generate accurate results with shorter turnaround time, important to growers and processors that must have these test results in hand prior to any product sale. We will be configured exclusively for handling hemp and marijuana products, and will be able to scale with additional equipment and trained staff.

Our first location will be in Edmond OK, near the highest traffic zones for local hemp and MMJ growers and processors. We will then look for additional locations in other parts of Oklahoma and expand into surrounding states like TX, KS and NE as MMJ legislation is passed.

Market analysis

The MMJ market in Oklahoma was $350 million in 2019, and expected to top $850 million in 2020. As the industry grows, products cannot move without first being tested and certified by a licensed lab like HighRes Labs. The customers for HighRes Labs are licensed growers, processors, and dispensaries and can all be found on the OMMA web site (omma.ok.gov). There are 6,000 growers, 1,300 processors, 2,000 dispensaries and 350,000 consumers in Oklahoma, and the numbers are increasing monthly.





HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500**	**$10,000**	**$9,200**
Maximum Amount	**267,500**	**$1,070,000.00**	**$984,400.00**

Oklahoma Sales and Testing
Sales
Testing Mkt
$1,000
$750
$500
$250
$0
Millions in Sales
$60
$40
$20
$0
Millions in Testing
2019
2020
2021
2022

The largest complaint of Oklahoma's growers and processors is the slow turnaround time they experience while waiting for their lab test results. The top complaint from OMMA is fraudulent "pay for play" lab activity where fictitious passing grades are being recorded for products in exchange for under the table compensation and/or guaranteed volumes of testing work from growers and processors. HighRes Labs has a co-founder who has 17 years of lab operation experience including hemp and MMJ and knows the business inside and out. We will start with fast equipment, comprehensive operational procedures, and cloud based software to run all parts of the company. We will fiercely guard our reputation for honesty and integrity in all our business





OFFERING STATEMENT

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500**	**$10,000**	**$9,200**
Maximum Amount	**267,500**	**$1,070,000.00**	**$984,400.00**

HIGHRES LABS

dealings and will steer clear of controversy by maintaining strict adherence to all OMMA rules and regulations.

Having online operations experience and a co-founder with Certified Information Systems Auditor (CISA) experience will allow us to quickly obtain our ISO-17025 compliance certification, and the OMMA operating license will soon follow. While some competing labs will have online operations, many will not. Out of 23 licensed labs from 2020, only 5 currently have the ISO-17025 certification. Beginning Jan 1, 2021, this certification will be a requirement to obtain a new OMMA license or renew an existing OMMA license.

After we prove out our Oklahoma model with successful market penetration and streamlined operations, we plan on opening additional locations, either in Oklahoma and/or surrounding states. While the first location will be company owned, we intend to consider a franchise model, similar to the fast food industry, to fuel our expansion. Growth in MMJ product sales in the US continues to accelerate and since testing goes hand in hand with sales, demand for testing services continues to ramp up as well.




HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00



This chart confirms that testing follows sales growth but these estimates do not reflect the enormous potential impact if legalization of THC based products occurs at the national level. HighRes Labs will strive to have a substantial footprint across multiple states prior to any form of national decriminalization.

Our strategy will be to get ahead of the curve and begin testing hemp and CBD products in states where some form of MMJ legalization is likely, and be working on compliance criteria for licensing in those states. Then, when

FP: truCrowd



HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00



legalization occurs, our labs will already be positioned to become a dominant player in these new MMJ markets.



In the orange states above, only CBD can legally be sold since it was decriminalized nationally in 2018. From the US Sales and Testing chart featured earlier, one can see that testing is a growth market (15% compound annual growth) even before all states accept at least medical marijuana.

If marijuana is decriminalized nationally, the demand for testing will increase dramatically. HighRes Labs will be positioned to meet the supply gaps and be an acquisition target for larger multiple state organizations (MSO) interested in







FP: truCrowd

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500**	**$10,000**	**$9,200**
Maximum Amount	**267,500**	**$1,070,000.00**	**$984,400.00**

HIGHRES LABS

expansion. It is our expectation that valuations will be in the 3-5x revenue range.

Organization and management

Our Co-founder, Dr Qiliang Wang, will be our CEO and Lab Director. HighRes Labs is incorporated as a Delaware C corporation, and will originally be licensed to do business in Oklahoma.

Dr. Wang
CEO
Rick Jones
Adviser
Lynn Taggart, MBA
CMO
TBD
Lab Mgr
TBD
Office Mgr/COO
TBD
Sales & Support
TBD
Digital Marketing
TBD
Equip Operator
TBD
Equip Operator


HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00



HIGHRES LABS

Dr. Q. Wang, PhD, and Post-doctor in water chemistry, Rice U.
Co-founder, CEO, Lab Director
Chemist, Environmental Engineer, Experienced in operation of medical marijuana testing lab with 17+ years of chemical analysis, project management and entrepreneurship
Inventor (multiple patents) and researcher with postdoctoral work at Rice University



Lynn Taggart, B.S. Mech. Engineering / MBA - Finance, Univ. of Oklahoma
Branding & Marketing
Creative engineer, experienced business advisor, and Innovation Advocate
Tech Ventures at Baker Hughes, Strategic Innovation at Devon, Director of Brand & Concept Development at Sonic, America's Drive-in



Rick Jones, B.S. Elec. Engineering, Rice U.
Co-founder, COO-Adviser
Software Engineer, Serial Entrepreneur (4+), Notable contributions to NASA, Shell, ERCOT, and Cal-ISO. Automated O&G Major's Geo-Chemistry database that now hosts over 2 million analyzed samples.
Active investor, mentor, CxO in early-stage startups, acting as Startup Officer.







OFFERING STATEMENT

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

HIGHRES LABS

Service or product line

HighRes Labs has the domain name highreslab.com along with hireslabs.com. We will trademark the name as soon as we are open for business.

Our primary CBD service will be Potency Testing (THC concentration for CBD products cannot be > 0.3%), which we will offer at a highly discounted rate to drive customer trials. Our goals in the early months of the lab operations will be to set up lab equipment, develop SOPs, acquire and train staff, optimize operating procedures and provide fast, accurate and consistent lab results as we build our reputation in the market for excellence in all phases of operation.

Once we obtain our state license to process the full range of MMJ based products, we will offer the full OMMA compliance package testing option to customers. The compliance packages are a little different for each state, but for Oklahoma they will focus on Potency (concentration of THC, CBD, terpene, etc.) and Contaminants (detection of pesticides, mycotoxins, heavy metals, microbials, residual solvents, etc.). The full Oklahoma compliance test will cost $350 with two day turnaround time, and less if customers are willing to wait or increase testing volume.



FP: truCrowd

HIGHRES LABS

OFFERING STATEMENT

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500**	**$10,000**	**$9,200**
Maximum Amount	**267,500**	**$1,070,000.00**	**$984,400.00**

Ultimately, we wish to move to a revenue model where Growers and Processors subscribe to a monthly charge in order to reserve lab capacity and secure volume discounts.

Marketing and sales

The first potential customers for HighRes Labs' testing services are hemp growers and CBD processors and retail stores in Oklahoma and possibly in surrounding states (for example TX) as well. Since CBD customers want to know the contents of the products they're purchasing and the only way to do that is by testing, it is a logical startup path for an unlicensed lab. We will call on all of the CBD stores in the local trade area first and use price as a market penetrator. This is also a great opportunity to gain valuable operating experience as we begin to establish market visibility for our brand prior to OMMA licensing.

It will take us almost one hundred days to achieve ISO 17025 certification. During that time, we will be setting up lab equipment, developing SOPs, hiring the equipment operators, training them on our processes, documenting our operating procedures, and smoothing out any kinks in our online systems. By the end of the 4 months, we expect to achieve ISO-17025 certification and receive our OMMA operating license.

Once our OMMA license is received, we can market our services to all 6,000 licensed growers, all 1,300 licensed processors and all 2,000 licensed dispensaries that are listed on the OMMA website. As a result of our active





OFFERING STATEMENT

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

HIGHRES LABS

involvement in a local cannabis industry trade organization, we now already know many of them and they are anxious for us to get funded and begin operations.

Funding request

The lab will require a two year lease agreement, funding for testing equipment, and staff to begin operations and a 1 year runway. The lease and setup will be $120k, equipment $500k, and staff $250k. We are raising $900k to comfortably set up and run operations for the first 8-10 months. By then, revenues will be strong and we will begin accumulating retained earnings. The lab is expected to operate at margins at or near 50%, so we will quickly move to profitability and then use our net income to finance additional equipment and expansion. If we choose to open another location, we may need to raise additional capital for similar startup funding.

We will be crowdfunding at a post money valuation of $4.5 million. This means that every CF share will be sold for $4/share. HighRes Labs co-founder Rick Jones is an accredited investor, and we may be able to get started with as little as $300k in equity fundraising by using debt to acquire the equipment.


HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00



Financial projections

At startup, we will slowly acquire CBD customers to ensure their complete satisfaction and allow us to validate our operations. The testing process is complex, and earning the ISO-17025 certification standard requires good controls, repeatable processes, and impeccable documentation. As our confidence grows, we will scale up our CBD testing and be ready for OMMA licensing. Once we obtain our license, it is our expectation that growth will occur quickly and revenues will climb. Our first goal is to become (Revenue - Expenses =) Income positive by the end of the second quarter of OMMA licensed operations, and then cash flow positive (i.e. retained earnings becomes positive) in the second year.


HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00





Year	2020	2021	2022	2023
Revenue	$8,760	$972,559	$1,899,390	$2,390,062
Expenses	$756,240	$633,250	$969,594	$1,042,952
Net Income	-$747,480	$339,309	$929,796	$1,347,110
Retained Earn	-$747,480	-$408,171	$831,416	$1,868,735

FP: truCrowd

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- negative publicity; or
- exposure to liability claims.

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

Why we may fail

• Crowdfunding for early stage companies is relatively new. Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

FP: truCrowd

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

• **Will the states where marijuana is legal in some form reverse the rulings?** We are dependent on the market having demand for legal cannabis products. Our numbers predict a continuing and growing demand for cannabis based products, and sweeping bias against legalization could put the demand side for our major source of revenue at risk. This could happen if some major health concern was identified in cannabis plants that made them unsafe to use. We would be able to pivot to other testing business lines, but they may not be as profitable as cannabis.

• **Will there be sufficient market for our products and at what price point?** We will only succeed if there is sufficient demand for our independent testing. The state of Oklahoma, where we begin operations, requires that all medical marijuana be tested before it can enter the supply chain. CBD and medical marijuana products are sought by affluent and educated consumers who expect quality and safety in their products. If Oklahoma drops the demand for third party testing and consumers lose interest in the safety and transparency of their purchased products, all testing labs will be at a disadvantage.

• **This is a brand-new company.** We were formed in 2020, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

• **We compete with other companies.** A number of competitors exist that either provide hemp, CBD or licensed medical marijuana testing or some combination. Currently, the mmj testing labs operating in the state of Oklahoma have grandfathered licenses that expire at the end of the year. As the market grows, the state implements newer and tougher regulations that may stifle existing labs while giving us the advantage.

• **Our accountant has included a "going concern" note in its review report.** We may not raise enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on the purchase of equipment to be used for hemp and CBD testing. We may not generate sufficient cash flows to stay in business if we cannot purchase adequate equipment.

• **We depend on a small management team.** We depend on the skill and experience of Dr. Qiliang Wang, Rick Jones, and Lynn Taggart. Each has a different skill set. Rick and Lynn are currently working for the company full-time. Dr. Wang has responsibilities to other companies and is not currently a paid employee. If Regulation Crowdfunding is adopted quickly as a viable way to raise money and demand for our product is high, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

• **Acquiring the isO-17025 certification and license to test MMJ in Oklahoma may take longer than expected.** While we have experience with certifications and even ISO-17025, the certification is granted by a third party and is not under our direct control. We expect that our years of experience with certifications and audits will allow us to achieve the necessary licenses in a timely manner, but the path has some inherent risks.

• **It is difficult for us to accurately predict our earnings potential.** Because of the short operating history of Oklahoma based licensed laboratories, it is difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

• **Additional laboratories could come into the market, creating additional supply.** This is a great opportunity and others may see it as well. It is imperative that we get our funding and establish our high technology operations to

FP: **truCrowd**

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

discourage others from following. At this time, it is more likely that some labs will cease licensed operations due to the new regulations and market challenges. We have no way of knowing how many others see this gap and are looking to capitalize.

• **An investment in the Company's securities involves substantial risk**. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

General Risks Associated with an Early Stage Company

As a new company we have a limited operating history. The Company was organized on June 2020. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by prerevenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:
● fully develop and broaden our technology and product offerings;
● acquire customers/tenants
● explore opportunities and alliances with other companies; and
● facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the skill and expertise of Dr. Wang. If he is unable to get us started, the operation and business will be at risk.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions

FP: truCrowd

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if

FP: truCrowd

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors will play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

FP: truCrowd

HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail. Real estate is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Delinquency risks. The Company will rent residential real estate to qualified tenants. There can be unforeseen changes in the performance of the tenants, property damage, or we could have too many tenant delinquencies . Longer-term, we are diversifying our offering by focusing increasingly on property acquisition and new lease terms, in order to attract well-qualified tenants with good rental pay histories.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:

- fully develop and enhance our smart second screen technology;
- develop and potentially license new solutions and technologies that address the needs of our prospective customers; and
- respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability. Our new testing service is based on sophisticated software and hardware systems, and we may encounter delays when developing new technology solutions, products and services. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our technologies on cloud platforms. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources;
- loss of customers;

FP: truCrowd

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,500**	**$10,000**	**$9,200**
Maximum Amount	**267,500**	**$1,070,000.00**	**$984,400.00**

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

Operational risks. Supply chain matters are not entirely controllable. First, component vendors could fail to supply key inputs in a timely manner, with sufficient levels of quality, or at a scalable price. Second, our equipment depends on supplies and solvents that may not be delivered in a timely manner or with sufficient levels of quality. If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our technologies, fail to update and enhance technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and productions of our solutions, products and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property, components, or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property, components, or technology significantly increases, our expenses could increase, and our operating earnings, if any, could significantly decrease. Interruption of our services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions and services, and negatively affect our revenue and operating earnings.

Team risks. Our core strategic team is small, consisting of two co-founders, and a sub-contractor. The two co-founders have developed a collegial and effective working relationship through 1 year of working together. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer CBD and MMJ product purchases may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

Risks Associated with an Investment in Securities Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is a small minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all shares offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Shares are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time.

FP: **truCrowd**

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a
complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:
● A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
● The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
● In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
● Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of


HIGHRES LABS
OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans.

<u>Please only invest what you can afford to lose.</u>

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

THE OFFERING

9.   What is the purpose of this offering?

Purpose of Offering - HighRes Labs is being created to take advantage of the boom in medical marijuana sales in Oklahoma and to provide the state mandated quality testing. It will purchase extensive laboratory equipment, hire degreed scientists, and receive certifications necessary for operations. The team is experienced in this field, and will replace aging labs with an automated operation.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$1,070,000.00
Less: Offering Expenses	$800.00	$85,600.00
Net Proceeds	$9,200.00	$984,400.00
Use of Net Proceeds		
Equipment	$2,500.00	$520,000.00
Research and Development	$2,500.00	$20,000.00
Sales and Marketing	$2,000.00	$40,000.00
Compliance and licensing	$600.00	$20,000.00
Lab setup and rental	$0.00	$110,000.00
Staff	$0.00	$250,000.00
General Operating Capital	$1,600.00	$24,400.00
Total Use of Net Proceeds	$9,200.00	$984,400.00

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

FP: truCrowd
HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

 a. Type - Class B Common Stock
 b. Terms - non-voting

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

 (1) to the issuer;
 (2) to an accredited investor;
 (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
 (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal

FP: truCrowd

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights			Other Rights		
Common Stock:								
Class A	1,000,000	900,000	Yes ☑	No ☐		Yes ☑	No ☐	
						Specify: Management		
Class B	1,000,000	0	Yes ☐	No ☑		Yes ☐	No ☑	
						Specify:		

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

   None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

   None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

   The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

   This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

OFFERING STATEMENT

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.


Low Bound
$ 3,389,000
Pre-money valuation
$ 3,756,738
High Bound
$ 4,125,000
5 Valuation Methods
$ 4,946,755
Scorecard
$ 3,467,556
Checklist
$ 2,099,259
Venture Capital
$ 1,656,658
DCF with LTG
$ 5,814,706
DCF with Multiples
Method weights
30%
30%
16%
12%
12%

The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$3,756,738.**

The company has elected to go with a slightly more conservative valuation of $3,600,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

FP: truCrowd

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in

FP: truCrowd



HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)　　any director or officer of the issuer;

(2)　　any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)　　if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)　　any immediate family member of any of the foregoing persons.

　　　　No to all

FINANCIAL CONDITION OF THE ISSUER

27.　　Does the issuer have an operating history?　　☐ Yes　☑ No

28.　　Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Financial Condition - Company was started with $30,000 contribution from co-founder and is pitching to accredited investors to raise an additional $900,000.

FINANCIAL INFORMATION

29.　　Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REVIEWED FINANCIAL STATEMENTS

HighRes Labs Inc.
For the Period Ended September 30, 2020
With Independent Accountant's Review Report



HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500**	**$10,000**	**$9,200**
Maximum Amount	**267,500**	**$1,070,000.00**	**$984,400.00**

HighRes Labs Inc.
Financial Statements

For the Period Ended September 30, 2020

Contents



OFFERING STATEMENT

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500**	**$10,000**	**$9,200**
Maximum Amount	**267,500**	**$1,070,000.00**	**$984,400.00**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
HighRes Labs Inc.
Edmond, Oklahoma

I have reviewed the accompanying financial statements of HighRes Labs Inc., which comprises of the balance sheet as of September 30, 2020, and the related statements of income, changes in Stockholders' equity, and cash flows from May 6, 2019 ("inception") to September 30, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona A Hamza

Plano, Texas
October 5, 2020

FP: truCrowd



HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

HighRes Labs Inc.

Balance Sheet

	September 30, 2020
Assets	
Current assets:	
Cash and cash equivalents	$ 10,091
Total current assets	10,091
Fixed assets, net	-
Total assets	$ 10,091
Liabilities and Stockholders' Equity	
Current liabilities:	
Trade payable	-
Total current liabilities	-
Total long-term liabilities	-
Total liabilities	-
Stockholders' equity:	
Class A Common Stock, par value $0.01 *(note 2)*	
Authorized shares, 1000,000	
Issued and outstanding shares, 850,000	8,500
Shareholder's loan *(note 3)*	23,098
Retained deficit	(21,507)
Total stockholders' equity	10,091
Total liabilities and stockholders' equity	$ 10,091

FP: truCrowd



HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

HighRes Labs Inc.

Statement of Operations

	Period from May 6, 2019 (Inception) to September 30, 2020
Revenue	$ -
Expenses:	
Bank charges	9
Consulting fee	10,000
Dues and subscription	500
Marketing	10,550
Start-up costs	448
Total operating expenses	21,507
Net loss	$ (21,507)

HighRes Labs Inc.

Statement of Changes in Stockholders' Equity

	Common Stock, no par value	Shareholder Loan	Retained Deficit	Total Stockholders' Equity
Balance at December 31, 2019	$ -	$ -	$ -	$ -
Common stock issued	8,500	-	-	8,500
Shareholder's Loan *(note 3)*	-	23,098	-	23,098
Net Loss	-	-	(21,507)	(21,507)
Balance at September 30, 2020	$ 8,500	$ 23,098	$ (21,507)	$ 10,091



HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500**	**$10,000**	**$9,200**
Maximum Amount	**267,500**	**$1,070,000.00**	**$984,400.00**

HighRes Labs Inc.

Statement of Cash Flows

	Period from May 6, 2019 (Inception) to September 30, 2020
Operating activities	
Net loss	$ (21,507)
Net cash used by operating activities	(21,507)
Investing activities	
Fixed assets	-
Net cash used in investing activities	-
Financing activities	
Proceeds from shareholder's loan	23,098
Proceeds from capital contribution	8,500
Net cash provided by financing activities	31,598
Net increase in cash and cash equivalents	10,091
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 10,091

Supplemental disclosures of cash flow information:

Cash paid for interest	-
Cash paid for income taxes	-

FP: **truCrowd**



HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

Notes to Financial Statements
September 30, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

HighRes Labs Inc., a development stage entity, was formed on May 6, 2019 ("Inception") in the State of Delaware. The financial statements of HighRes Labs Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Edmond, Oklahoma.

HighRes Labs is a testing facility originating in Oklahoma that will specialize in the potency testing of CBD, hemp and medical marijuana (MMJ) and their related products. It is our mission to provide fast, accurate testing to the CBD, hemp and MMJ supply chain using modern technologies and highly trained professionals. HighRes Labs will use fast, cloud based software to streamline procedures and generate accurate results with shorter turnaround time, important to growers and processors that must have these test results in hand prior to any product sale.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, product liability claims above the insurance coverage and / or unfavorable publicity or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition.

During the next 12 months, the Company intends to operate (set up lab equipment, lease facility, develop SOPs, acquire and train staff) largely with funding from founders, and our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

See Independent Accountant's Review Report.

FP: **truCrowd**



HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

Notes to Financial Statements (continued)
September 30, 2020

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Income Taxes

The Company is taxed as a Corporation. The Company files income tax returns in the U.S federal jurisdiction and Delaware state. The tax benefit asset for federal and state taxes is $4,301 and $1,871, respectively, which is due to expire in 2040. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

See Independent Accountant's Review Report

9

FP: truCrowd


HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

HighRes Labs Inc.

Notes to Financial Statements (continued)
September 30, 2020

2. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

3. Shareholders' Loan

From time-to-time, the Company's shareholders advance the company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand.

4. Commitments and Contingencies

As of the date of issuance of financials October 5, 2020, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through October 5, 2020, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.

HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ☐predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
          ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
          ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

         (A)   association with an entity regulated by such commission, authority, agency or officer?
              ☐ Yes ☑ No

         (B)   engaging in the business of securities, insurance or banking?
              ☐ Yes ☑ No

         (C)   engaging in savings association or credit union activities?
              ☐ Yes ☑ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

FP: ⬢ truCrowd

⬢
HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes   ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes   ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes   ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes   ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes   ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes   ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes   ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.



HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: highreslabs.com

The issuer must continue to comply with the ongoing reporting requirements until:

 (1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
 (2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
 (3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
 (4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
 (5) the issuer liquidates or dissolves its business in accordance with state law.

*   * * * *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g,
  77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
  10. Add § 240.12g-6 to read as follows:

§ **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

 (a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
  (1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
  (2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
  (3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
 (b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN

HIGHRES LABS
OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES

FP: truCrowd

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500**	**$10,000**	**$9,200**
Maximum Amount	**267,500**	**$1,070,000.00**	**$984,400.00**

SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

The Company:

HighRes Labs, Inc

18517 Feliz Dr, Edmond, OK 73012

1. <u>Subscription</u>.
   a. The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase Class B **Common Stock** (singular - the "Security" or plural - the "Securities"), of:

      HighRes Labs, Inc., a **Delaware Corporation** (the "Company"),

      at a purchase price of **$4.00 per share** (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Security are as set forth in **Bylaws and the Statement of Designations of Class B Common Stock** and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

   b. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC in relation to this offering (the "Offering Circular") and any other information required by the Subscriber to make an investment decision.
   c. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.
   d. The aggregate number of Securities sold shall not exceed the Maximum Number of Units, as set in the Form C filed in relation to this offering with the SEC (the "Oversubscription Offering"). The Company may accept subscriptions until the "Termination Date" as set in the Form C filed with the SEC in relation to this offering. Providing that subscriptions equaling or exceeding the "Minimum

FP: truCrowd

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

Offering" as set forth in the Form C filed with the SEC, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

e. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods.

b. Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "Transfer Agent" designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one

FP: truCrowd

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a. Organization and Standing. The Company is a **Corporation** duly formed, validly existing and in good standing under the laws of the State of **Delaware**. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b. Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

d. Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or

FP: truCrowd

HIGHRES LABS

OFFERING STATEMENT

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. <u>Capitalization</u>. The authorized and outstanding units securities of the Company immediately prior to the initial investment in the Securities is as set forth under "Securities being Offered" in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

g. <u>Financial statements.</u> Complete copies of the Company's consolidated financial statements (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. dbbmckennon, which has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

h. <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

i. <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a. <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription

FP: truCrowd

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,500**	**$10,000**	**$9,200**
Maximum Amount	**267,500**	**$1,070,000.00**	**$984,400.00**

Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b. <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c. <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

   i. To the Company;

   ii. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

   iii. As part of an offering registered under the Securities Act with the SEC; or

   iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. <u>Investment Limits</u>. Subscriber represents that either:

   i. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

FP: truCrowd

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

ii. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

f. <u>Shareholder information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

g. <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

h. <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

i. <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

j. <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and

FP: truCrowd

HIGHRES LABS

OFFERING STATEMENT

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

k. OMMA Ownership Compliance. Subscriber represents that they are not an owner in an Oklahoma Medical Marijuana Authority (OMMA) Licensed operation or facility for growing, processing, or dispensing, as owners in an OMMA Licensed lab cannot also be an owner in the above.

5.   Consent to Further Action

The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

6.   Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

FP: truCrowd



HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,500**	**$10,000**	**$9,200**
Maximum Amount	*267,500*	*$1,070,000.00*	*$984,400.00*

8.   <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of **Delaware**.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

FP: truCrowd

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

9.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

MAIL: 18517 Feliz Dr, Edmond, OK 73012

EMAIL: rick.jones@highreslabs.com

Attn: Rick Jones

If to a Subscriber:

to Subscriber's address as shown on the signature page herein

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10.   Miscellaneous.

a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
b. This Subscription Agreement is not transferable or assignable by Subscriber.
c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.
d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.
e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.
f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the

FP: truCrowd

HIGHRES LABS

HighRes Labs
18517 Feliz Dr, Edmond,
OK 73012
8325679569

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500**	**$10,000**	**$9,200**
Maximum Amount	**267,500**	**$1,070,000.00**	**$984,400.00**

validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

l. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase **the Security** of the Company. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The number of units of the Security the undersigned hereby irrevocably subscribes for is: %%UNIT_COUNT%%

HIGHRES LABS

OFFERING STATEMENT

2,500 Shares of Class B Common Stock at $4.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500	$10,000	$9,200
Maximum Amount	267,500	$1,070,000.00	$984,400.00

(b)   The aggregate purchase price (based on a purchase price of $4.00 per share) the undersigned hereby irrevocably subscribes for is: %%AMOUNT%%

(c)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

Investor Signature:

%%INVESTOR_NAME%%

(print name of owner or joint owners)

%%INVESTOR_SIGNATURES%%

Company Signature:

This Subscription is accepted on %%EXECUTION_TIME_LEGAL%%

By: HighRes Labs, Inc.

%%ISSUER_SIGNATURE%%